UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Fiesta Restaurant Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

31660B101

(CUSIP Number)

Andrew Rechtschaffen

AREX Capital Management, LP

250 West 55th Street, 15th Floor

New York, NY 10019

(646) 679-4000

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL MASTER FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,007,919
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,007,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,007,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,007,919
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,007,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,007,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,326,625
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,326,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,326,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IA, PN

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

AREX CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,326,625
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,326,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,326,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 31660B101

1	NAME OF REPORTING PERSON

ANDREW RECHTSCHAFFEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,326,625
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,326,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,326,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 31660B101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 14800 Landmark Boulevard, Suite 500, Texas 75254.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	AREX Capital Master Fund, LP, a Cayman Islands limited partnership (“AREX Capital Master”), with respect to the Shares directly and beneficially owned by it;
(ii)	AREX Capital GP, LLC, a Delaware limited liability company (“AREX Capital GP”), as the general partner of AREX Capital Master;
(iii)	AREX Capital Management, LP, a Delaware limited partnership (“AREX Capital Management”), as the investment advisor of AREX Capital Master and of certain managed accounts (the “AREX Managed Accounts”);
(iv)	AREX Capital Management GP, LLC, a Delaware limited liability company (“AREX Capital Management GP”), as the general partner of AREX Capital Management; and
(v)	Andrew Rechtschaffen, as the Managing Member of each of AREX Capital GP and AREX Capital Management GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 250 West 55th Street, 15th Floor, New York, NY 10019.

(c)       The principal business of AREX Capital Master is investing in securities. The principal business of AREX Capital GP is serving as the general partner of AREX Capital Master. The principal business of AREX Capital Management is serving as the investment advisor of AREX Capital Master and the AREX Managed Accounts. The principal business of AREX Capital Management GP is serving as the general partner of AREX Capital Management. The principal occupation of Mr. Rechtschaffen is serving as the Managing Member of each of AREX Capital GP and AREX Capital Management GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 31660B101

(f)       AREX Capital Master is organized under the laws of the Cayman Islands. Each of AREX Capital GP, AREX Capital Management and AREX Capital Management GP is organized under the laws of the state of Delaware. Mr. Rechtschaffen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AREX Capital Master and held in the AREX Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,007,919 Shares beneficially owned by AREX Capital Master is approximately $9,582,750, including brokerage commissions. The aggregate purchase price of the 1,318,706 Shares held in the AREX Managed Accounts is approximately $13,907,344, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, Board of Directors (the “Board”) composition, ownership, capital or corporate structure, and strategy. The Reporting Persons may communicate with the Issuer’s management and/or Board with respect to any of the foregoing matters. The Reporting Persons have engaged, and expect to continue to engage, in a dialogue with the Issuer's management and/or Board about certain operational and strategic matters, as well as the composition of the Board, and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with the Issuer or any such third parties pursuant to appropriate non-disclosure agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4.

CUSIP No. 31660B101

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of the Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,476,451 Shares outstanding, as of October 30, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

A.	AREX Capital Master
(a)	As of the close of business on January 23, 2020, AREX Capital Master beneficially owned 1,007,919 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,007,919
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,007,919

(c)	The transactions in the Shares by AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	AREX Capital GP
(a)	As the general partner of AREX Capital Master, AREX Capital GP may be deemed the beneficial owner of the 1,007,919 Shares owned by AREX Capital Master.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,007,919
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,007,919

(c)	AREX Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 31660B101

C.	AREX Capital Management
(a)

As of the close of business on January 23, 2020, 1,318,706 Shares were held in the AREX Managed Accounts. AREX Capital Management, as the investment advisor of AREX Capital Master and the AREX Managed Accounts, may be deemed the beneficial owner of the (i) 1,007,919 Shares owned by AREX Capital Master and (ii) 1,318,706 Shares held in the AREX Managed Accounts.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,326,625
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,326,625

(c)	The transactions in the Shares by AREX Capital Management through the AREX Managed Accounts and on behalf of AREX Capital Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	AREX Capital Management GP
(a)

As the general partner of AREX Capital Management, AREX Capital Management GP, may be deemed the beneficial owner of the (i) 1,007,919 Shares owned by AREX Capital Master and (ii) 1,318,706 Shares held in the AREX Managed Accounts.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,326,625
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,326,625

(c)	AREX Capital Management GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of AREX Capital Master and through the AREX Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Rechtschaffen
(a)

As the Managing Member of each of AREX Capital GP and AREX Capital Management GP, Mr. Rechtschaffen may be deemed the beneficial owner of the (i) 1,007,919 Shares owned by AREX Capital Master and (ii) 1,318,706 Shares held in the AREX Managed Accounts.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,326,625
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,326,625

(c)	Mr. Rechtschaffen has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of AREX Capital Master and through the AREX Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 31660B101

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

AREX Capital Master has entered into certain cash-settled swap agreements with an unaffiliated third party financial institutions (the “Swap Agreements”). The Swap Agreements held by AREX Capital Master represent economic exposure to an aggregate of 128,081 notional Shares, representing less than 1% of the outstanding Shares.

The Swap Agreements provide AREX Capital Master with economic results that are comparable to the economic results of ownership, but do not provide AREX Capital Master with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, as applicable, AREX Capital Master has economic exposure to an aggregate of 1,136,000 Shares, representing approximately 4.1% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

On January 24, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among AREX Capital Master Fund, LP, AREX Capital GP, LLC, AREX Capital Management, LP, AREX Capital Management GP, LLC and Mr. Rechtschaffen, dated January 24, 2020.
99.2	Power of Attorney for Andrew Rechtschaffen, dated October 21, 2019, which is incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on October 22, 2019, accession number: 0000921895-19-002587.

CUSIP No. 31660B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2020

AREX CAPITAL MASTER FUND, LP

By:	AREX Capital GP, LLC, its general partner

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL GP, LLC

By:	Andrew Rechtschaffen, its Managing Member

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL MANAGEMENT, LP

By:	AREX Capital Management GP, LLC, its general partner

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

AREX CAPITAL MANAGEMENT GP, LLC

By:	Andrew Rechtschaffen, its Managing Member

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

ANDREW RECHTSCHAFFEN

By:	/s/ Jason Abrams
	Name:	Jason Abrams
	Title:	Attorney-in-fact for Andrew Rechtschaffen

CUSIP No. 31660B101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

AREX CAPITAL MASTER FUND, LP

Purchase of Common Stock	2,000	9.5159	11/25/2019
Purchase of Common Stock	2,000	9.5000	11/25/2019
Purchase of Common Stock	200	9.9500	11/29/2019
Purchase of Common Stock	387	9.9300	11/29/2019
Purchase of Common Stock	100	9.8200	12/03/2019
Purchase of Common Stock	1,002	9.8400	12/03/2019
Purchase of Common Stock	9,900	9.5771	12/04/2019
Purchase of Common Stock	1,000	9.4851	12/05/2019
Purchase of Common Stock	7,500	9.4956	12/05/2019
Purchase of Common Stock	5,000	9.6253	12/06/2019
Purchase of Common Stock	10,000	9.6600	12/06/2019
Purchase of Common Stock	1,000	9.5900	12/09/2019
Purchase of Common Stock	1,000	9.5600	12/09/2019
Purchase of Common Stock	1,000	9.5700	12/09/2019
Purchase of Common Stock	3,000	9.5650	12/09/2019
Purchase of Common Stock	5,000	9.5414	12/09/2019
Purchase of Common Stock	5,000	9.5360	12/10/2019
Purchase of Common Stock	1,000	9.2400	12/12/2019
Purchase of Common Stock	1,000	9.2380	12/12/2019
Purchase of Common Stock	1,000	9.2400	12/12/2019
Purchase of Common Stock	1,000	9.2300	12/12/2019
Purchase of Common Stock	6,500	9.2363	12/12/2019
Purchase of Common Stock	7,500	9.2882	12/12/2019
Sale of Common Stock	(50,000)	9.4500	12/30/2019
Purchase of Common Stock	15,145	10.8600	01/22/2020
Purchase of Common Stock	99,932	10.8850	01/23/2020
Purchase of Common Stock	47,042	10.9154	01/23/2020
Purchase of Common Stock	16,691	10.8829	01/23/2020

AREX capital management, lp

(Through The AREX Managed Accounts)

Purchase of Common Stock	2,925	9.2200	12/13/2019
Purchase of Common Stock	4,575	9.2200	12/13/2019
Purchase of Common Stock	2,340	9.3721	12/16/2019

CUSIP No. 31660B101

Purchase of Common Stock	3,659	9.3721	12/16/2019
Purchase of Common Stock	3,900	9.4261	12/16/2019
Purchase of Common Stock	5,850	9.4350	12/16/2019
Purchase of Common Stock	6,100	9.4261	12/16/2019
Purchase of Common Stock	9,150	9.4350	12/16/2019
Purchase of Common Stock	39	10.1900	12/17/2019
Purchase of Common Stock	61	10.1900	12/17/2019
Purchase of Common Stock	128	10.1985	12/17/2019
Purchase of Common Stock	195	10.2090	12/17/2019
Purchase of Common Stock	200	10.1985	12/17/2019
Purchase of Common Stock	292	10.2053	12/17/2019
Purchase of Common Stock	305	10.2090	12/17/2019
Purchase of Common Stock	458	10.2053	12/17/2019
Purchase of Common Stock	2,570	9.7024	12/17/2019
Purchase of Common Stock	4,019	9.7024	12/17/2019
Purchase of Common Stock	6,630	9.7714	12/17/2019
Purchase of Common Stock	10,370	9.7714	12/17/2019
Purchase of Common Stock	1,950	10.2999	12/18/2019
Purchase of Common Stock	3,050	10.2999	12/18/2019
Purchase of Common Stock	9,360	10.3231	12/18/2019
Purchase of Common Stock	14,640	10.3231	12/18/2019
Purchase of Common Stock	17,550	10.3000	12/18/2019
Purchase of Common Stock	27,450	10.3000	12/18/2019
Purchase of Common Stock	2,925	10.2005	12/19/2019
Purchase of Common Stock	4,575	10.2005	12/19/2019
Purchase of Common Stock	9,750	10.2532	12/19/2019
Purchase of Common Stock	15,250	10.2532	12/19/2019
Purchase of Common Stock	17,550	10.2683	12/19/2019
Purchase of Common Stock	27,450	10.2683	12/19/2019
Purchase of Common Stock	11,700	10.1491	12/20/2019
Purchase of Common Stock	18,300	10.1491	12/20/2019
Purchase of Common Stock	28,353	10.1519	12/20/2019
Purchase of Common Stock	44,347	10.1519	12/20/2019
Purchase of Common Stock	9,750	9.9633	12/23/2019
Purchase of Common Stock	9,750	9.9433	12/23/2019
Purchase of Common Stock	15,250	9.9633	12/23/2019
Purchase of Common Stock	15,250	9.9433	12/23/2019
Purchase of Common Stock	5,850	9.8866	12/24/2019
Purchase of Common Stock	9,150	9.8866	12/24/2019
Purchase of Common Stock	3,900	9.8500	12/26/2019
Purchase of Common Stock	6,100	9.8500	12/26/2019
Purchase of Common Stock	11,700	9.8242	12/26/2019
Purchase of Common Stock	18,300	9.8242	12/26/2019

CUSIP No. 31660B101

Purchase of Common Stock	9,750	9.6004	12/27/2019
Purchase of Common Stock	15,250	9.6004	12/27/2019
Purchase of Common Stock	5,850	9.4526	12/30/2019
Purchase of Common Stock	9,150	9.4526	12/30/2019
Purchase of Common Stock	78	9.9800	01/02/2020
Purchase of Common Stock	122	9.9800	01/02/2020
Purchase of Common Stock	351	9.9089	01/03/2020
Purchase of Common Stock	549	9.9089	01/03/2020
Purchase of Common Stock	3,493	9.9810	01/03/2020
Purchase of Common Stock	5,463	9.9810	01/03/2020
Purchase of Common Stock	13,650	10.0000	01/03/2020
Purchase of Common Stock	21,350	10.0000	01/03/2020
Purchase of Common Stock	5,000	10.5535	01/15/2020
Purchase of Common Stock	5,000	10.7906	01/16/2020
Purchase of Common Stock	3,000	10.7700	01/17/2020
Purchase of Common Stock	5,000	10.7791	01/17/2020
Purchase of Common Stock	5,000	10.7895	01/17/2020
Purchase of Common Stock	1,000	10.0000	01/21/2020
Purchase of Common Stock	1,000	10.0000	01/21/2020
Purchase of Common Stock	1,616	10.7880	01/21/2020
Purchase of Common Stock	2,500	10.8500	01/21/2020
Purchase of Common Stock	10,000	10.8204	01/21/2020
Purchase of Common Stock	10,000	10.8204	01/21/2020
Purchase of Common Stock	10,000	10.8199	01/21/2020
Purchase of Common Stock	10,500	10.8921	1/22/2020
Purchase of Common Stock	8,203	10.8600	1/22/2020
Purchase of Common Stock	10,500	10.8921	1/22/2020
Purchase of Common Stock	8,203	10.8600	1/22/2020
Purchase of Common Stock	1,960	10.8907	1/22/2020
Purchase of Common Stock	10,000	10.8936	1/22/2020
Purchase of Common Stock	4,000	10.8600	1/22/2020
Purchase of Common Stock	339,675	10.8850	1/23/2020
Purchase of Common Stock	56,736	10.8829	1/23/2020
Purchase of Common Stock	8,540	10.8803	1/23/2020
Purchase of Common Stock	236,918	10.8850	1/23/2020
Purchase of Common Stock	39,573	10.8829	1/23/2020
Purchase of Common Stock	5,460	10.8803	1/23/2020
Purchase of Common Stock	11,000	10.8860	1/23/2020